EXHIBIT 99

Jason Klein
Intershop Communications, Inc.
415.844.3886
j.klein@intershop.com


                  Intershop Names Ray Schaaf as U.S. President
     FORMER PRESIDENT AND CEO OF XMARC TO DRIVE INTERSHOP'S U.S. OPERATIONS

SAN FRANCISCO, MAY 22, 2001 - Intershop Communications, Inc. (NASDAQ: ISHP; Neuer Markt: ISH), a leading provider of e-business solutions, today announced that it has appointed Ray Schaaf as its president of U.S. operations. Formerly president and CEO of Xmarc, a leading provider of infrastructure software solutions for wireless and Internet-enabled companies, Schaaf will begin his duties as Intershop's U.S. president on May 29, 2001. The recruitment of Mr. Schaaf is a cornerstone in establishing Intershop's market position as a leading enterprise e-business solution provider.

Schaaf will report to global COO, Wilfried Beeck, and will have full U.S. P&L and operational responsibilities. He will also be a member of the worldwide executive management team. The current acting president, Phil Oreste, will transition to his new role as Senior Vice President of strategic alliances, where he will focus on the continuing development of strategic alliances with U.S. companies.

"Bringing Ray onboard is a great coup for Intershop. As a Silicon Valley executive who has spent nearly 20 years of his career in the high tech industry, Ray has the experience and know-how for driving Intershop's growth in the U.S. market," said Stephan Schambach, CEO of Intershop.

With a long history of working with high tech companies, Schaaf brings to Intershop extensive international and domestic experience in sales, operations, and marketing. While president and CEO of Xmarc, Schaaf renamed and re-branded the company, built a market leading wireless software platform, and brought the company in-line with its operational objectives to be positioned for future growth. Prior to joining Xmarc, Schaaf has held senior management positions at Veritas Software, Ziff-Davis and NeXT Computer.

"Intershop has amazing growth potential in the U.S, and I am very eager to begin working to develop the right strategy for ensuring its success in this lucrative market," said Schaaf. "This a great opportunity to work for a company with a solid and critically acclaimed enterprise product."

"With an eye towards strengthening Intershop's position as the number one e-business solution, Intershop, its executives and management board conducted an exhaustive search for a candidate who had experience in the U.S. market and a strong history of effective leadership," explained Schambach. "Ray is the best candidate for the job, and has demonstrated his commitment to augmenting Intershop's position in the U.S."

ABOUT INTERSHOP Intershop is a leading provider of e-business solutions for global enterprises. The Intershop Enfinity e-commerce platform, combined with proven, flexible industry and cross-industry solutions, enable companies to optimize relationships with their trading partners, improve business efficiencies, reduce costs and grow revenues and margins. Intershop's solutions, which leverage partner industry knowledge and best practice information from successful customer implementations, deliver extensive packaged functionality for maximum flexibility and fast ROI. They can be quickly implemented and seamlessly integrated into existing systems, which increases time-to-market and delivers more value in less time. Intershop provides applications and solutions to some of the world's largest enterprises, including Hewlett-Packard, Intel, Motorola, Shell and Time Warner. Founded in 1992, Intershop has offices in the U.S., Australia, Brazil, Finland, France, Germany, Hong Kong, Korea, Sweden, Denmark, Norway, Singapore, and the United Kingdom and can be found at http://www.intershop.com.

                                      # # #

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, the timing and success of international expansion efforts, risks related to electronic security, possible governmental regulation, and the ability to manage a rapidly growing business. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including in the prospectus dated September 28, 2000, relating to Intershop's public offering of common stock.

(C)2001 Intershop Communications. All rights reserved. All trademarks are the property of their respective owners.